NEWS RELEASE FOR IMMEDIATE RELEASE

SRMT Holdings Limited Offer for Common Shares and Warrants of Asia Pacific Resources Ltd. is Successful

Toronto, ON - May 26, 2006 - SRMT Holdings Limited ("SRMT"), a wholly-owned indirect subsidiary of Italian-Thai Development Public Company Limited ("ITD") is pleased to announce that all conditions precedent to the take-over bid (the "Offers") by SRMT to acquire a maximum of 612,000,000 of the outstanding common shares (the "Common Shares") and all of the outstanding warrants (the "Warrants") of Asia Pacific Resources Ltd. at a price of $0.1425 per Common Share and $0.0175 per Warrant pursuant to the Offers and Circular dated April 19, 2006, have been satisfied or waived.

Upon the expiry of the Offers on May 25, 2006 at 5:00 p.m. (Local time at the place of deposit), a total of approximately 538,558,710 Common Shares, representing 85% of the total issued and outstanding Common Shares, and approximately 96,017,620 Warrants, representing 78% of the total outstanding Warrants were validly deposited with Computershare Investor Services Inc. as depositary. All Common Shares and Warrants validly deposited and not withdrawn from the Offers will be taken-up and paid for by SRMT not later than ten days from the date of expiry of the Offers. SRMT intends to acquire all outstanding Common Shares not tendered to the Share Offer by way of amalgamation, capital reorganization, share consolidation or statutory arrangement, or other transaction that constitutes a subsequent acquisition transaction, as stated in the Offers and Circular. Asia Pacific Resources Ltd. intends to apply to have the Common Shares delisted from The Toronto Stock Exchange and upon the acceptance of such application it will apply to provincial securities regulators to cease to be a reporting issuer under applicable securities laws.

This document may contain forward-looking statements, relating to the company's operations or to the environment in which it operates, which are based on Asia Pacific's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, and/or are beyond Asia Pacific's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include those set forth in other public filings.

Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Asia Pacific disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:
Stanley Wang
Chief Executive Officer
SRMT Holdings Limited
Phone: (011) 66-(2)-716-1557